UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 2026
Commission File Number 1-14728
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LATAM Airlines Group S.A.
(Translation of Registrant’s Name Into English)
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Presidente Riesco 5711, 20th floor
Las Condes
Santiago, Chile
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

LATAM AIRLINES GROUP S.A.
The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION
99.1	LATAM Airlines Group Operating Statistic

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2026	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ricardo Bottas
	Name:	Ricardo Bottas
	Title:	Chief Financial Officer
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